Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

September 21, 2018

FILED AS EDGAR CORRESPONDENCE

Sally Samuel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Gallery Trust (File No. 333-225946)

Dear Ms. Samuel:

On behalf of our client, Gallery Trust (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 1, under the Securities Act of 1933, as amended (the “1933 Act”), to its registration statement on Form N-14 (the “Registration Statement”) filed with the SEC pursuant to Rule 485(b) under the 1933 Act with respect to the following reorganizations (each, a “Reorganization,” and, together, the “Reorganizations”): (1) the reorganization of the Laudus Mondrian International Equity Fund, a series of Laudus Trust (the “Target Trust”), into the Mondrian International Equity Fund, an existing series of the Registrant; (2) the reorganization of the Laudus Mondrian Emerging Markets Fund, a series of the Target Trust, into the Mondrian Emerging Markets Equity Fund, a newly created shell series of the Registrant; and (3) the reorganization of the Laudus Mondrian International Government Fixed Income Fund, a series of the Target Trust (together with the Laudus Mondrian International Equity Fund and Laudus Mondrian Emerging Markets Fund, the “Target Funds,” and each, a “Target Fund”), into the Mondrian International Government Fixed Income Fund, a newly created shell series of the Registrant (together with the Mondrian International Equity Fund and Mondrian Emerging Markets Equity Fund, the “Acquiring Funds,” and each, an “Acquiring Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by the Target Trust and Mondrian Investment Partners Limited (“Mondrian”), the investment sub-adviser of the Target Funds and the investment adviser of the Acquiring Funds, for the specific purpose of responding to the Staff’s comments.

This letter refers to: (1) the Proxy Statement/Prospectus relating to the reorganization of the Laudus Mondrian International Equity Fund into the Mondrian International Equity Fund as the “International Equity Proxy Statement/Prospectus”; (2) the Proxy Statement/Prospectus relating to the reorganizations of the Laudus Mondrian Emerging Markets Fund and the Laudus Mondrian International Government Fixed Income Fund into the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund, respectively, as the “Combined Proxy Statement/Prospectus”; (3) the International Equity Proxy Statement/Prospectus and the Combined Proxy Statement/Prospectus together as the “Proxy Statements/Prospectuses”; and (4) the Statement of Additional Information relating to the Combined Proxy Statement/Prospectus as the “Combined Merger SAI.” Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Proxy Statements/Prospectuses

1.	Comment. The Staff reissues the following comment on the Registration Statement:

For each Reorganization, please disclose the estimated direct costs of the Reorganization that are to be borne by Mondrian or an affiliate.

Response. The Registrant reiterates that it respectfully declines to make the requested change because the Registrant continues to believe that such disclosure would not assist investors in making an informed decision about whether to approve a Reorganization, as neither the Target Fund nor the Acquiring Fund would bear such costs.

2.	Comment. Please clarify that each Acquiring Fund’s total annual operating expenses could increase after the expiration of its fee waivers.

Response. The Proxy Statements/Prospectuses include the following disclosure with respect to each Acquiring Fund’s fee waivers:

Such fee waivers are expected to continue until at least February 28, 2021, and may be extended.

In light of the foregoing, the Registrant believes that the Proxy Statements/Prospectuses include appropriate disclosure with respect to this matter.

Combined Proxy Statement/Prospectus

3.	Comment. In the first sentence of the Mondrian International Government Fixed Income Fund’s principal investment strategies, please reference investments in fixed income securities issued by foreign governments.

Response. The first sentence of the Fund’s principal investment strategies has been revised to read as follows in post-effective amendment no. 9 to the Registrant’s registration statement on Form N-1A:

The Fund is an international fund that invests primarily in fixed income securities of foreign governments or other issuers that are organized, have a majority of their assets or derive most of their operating income outside of the United States.

4.	Comment. Please explain supplementally why the Mondrian International Government Fixed Income Fund considers an “emerging market country” to be any country that is both (i) not included in the FTSE Non-U.S. Dollar World Government Bond Index and (ii) defined as an emerging or developing economy by the International Monetary Fund.

Response. The following response was prepared by the Adviser and provided to the Trust for inclusion in this response letter:

There are varying definitions of emerging markets and the Adviser believes that it is appropriate to connect the opportunity set of countries in which the Fund invests to those in the FTSE Non-U.S. Dollar World Government Bond Index. If the Adviser were to define emerging markets solely based on the International Monetary Fund definition, the result would be a narrowing of the ability to invest meaningfully to a sub-portion of the FTSE Non-U.S. Dollar World Government Bond Index.

5.	Comment. In the “Receiving Your Money” section of Exhibit A, please state, if accurate, that the number of days following receipt of shareholder redemption requests in which the Acquiring Funds typically expect to pay out redemption proceeds to redeeming shareholders does not differ by method of payment.

Response. The requested change has been made in post-effective amendment no. 9 to the Registrant’s registration statement on Form N-1A.

6.	Comment. The Staff reissues the following comment on the Registration Statement:

In the “Redemptions In-Kind” section of Exhibit A, please consider disclosing whether in-kind redemptions will be pro-rata slices of an Acquiring Fund’s portfolio, individual securities from a Fund’s portfolio, or representative baskets of securities from a Fund’s portfolio. See page 294 of the Investment Company Liquidity Risk Management Programs adopting release (Release No. IC-32315).

Response. The Registrant continues to believe that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Registrant continues to believe that Form N-1A does not require detailed disclosure regarding the manner in which an in-kind distribution may be made. Further, such disclosure may not be beneficial to shareholders because whether a particular in-kind redemption will be facilitated by a Fund through a pro-rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio, or representative baskets of securities from the Fund’s portfolio is a determination made at the time of each redemption based on various facts and circumstances. Therefore, the Registrant reiterates that it respectfully declines to add additional disclosure at this time.

7.	Comment. The Staff reissues the following comment on the Registration Statement:

In the “Additional Information” section of Exhibit A, please replace “other than any rights conferred explicitly by federal or state securities laws that may not be waived” with “other than any rights conferred by federal or state securities laws.”

Response. The Registrant reiterates that it respectfully declines to make the requested change because it continues to believe that the disclosure is accurate.

Combined Merger SAI

8.	Comment. The Staff reissues the following comment on the Registration Statement:

Please revise the Acquiring Funds’ fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Funds as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

Response. The Registrant reiterates that it is unaware of any requirement under the Investment Company Act of 1940, as amended, the rules promulgated thereunder or Form N-1A that require this interpretation. The Registrant is also unaware of any support for this interpretation in the historical views of the Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977). These documents discuss the Staff’s position with respect to industrial development bonds and tax-exempt securities with interest paid from the revenues of a project in the context of the Staff’s view that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” While the documents make clear that industrial development bonds and tax-exempt securities are not subject to Section 8(b)(1) concentration policies, the Staff does mandate prospectus disclosure for a fund with a substantial amount of its assets invested in tax-exempt securities which are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities. The Registrant, therefore, reiterates that it respectfully declines to make the requested change. The Registrant supplementally notes that Mondrian does not currently expect investments in municipal securities to be part of either Acquiring Fund’s principal investment strategies.

9.	Comment. Please clarify why the Advisory Agreement is dated January 22, 2016, as amended, given that the Mondrian Emerging Markets Equity Fund and the Mondrian International Government Fixed Income Fund have not yet commenced operations.

Response. The date of the Advisory Agreement has been deleted in post-effective amendment no. 9 to the Registrant’s registration statement on Form N-1A.

10.	Comment. In the “Advisory Fees Paid to the Adviser” section of Appendix A, please clarify that the investment advisory fees paid for the last three fiscal years were paid to the Predecessor Adviser.

Response. The section states that “[f]or the fiscal years ended March 31, 2016, 2017 and 2018, the Predecessor Funds paid the following investment advisory fees to the Predecessor Adviser.”

In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
Leon Salkin

5